Exhibit 1

Harry Winston Diamond Corporation Announces
Fourth Quarter and Fiscal 2008 Results

TORONTO, CANADA (April 7, 2008) – Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) today reported fourth quarter and annual results for the period ending January 31, 2008. Fourth quarter sales increased 22% to $188.2 million with consolidated earnings from operations of $59.1 million, a 59% increase over the comparable quarter of the prior year. As a result, net earnings grew to $90.4 million or $1.55 per share, compared to $27.3 million or $0.47 per share for the fourth quarter of the prior year.

Net earnings for the fourth quarter were impacted by a $22.3 million foreign exchange gain or $0.38 per share related principally to an unrealized non-cash gain on future income taxes payable as compared to a foreign exchange gain of $9.8 million or $0.17 per share in the comparable quarter of the prior year. Also impacting the fourth quarter are a future income tax recovery of $22.4 million or $0.38 per share and an after-tax gain of $8.0 million or $0.14 per share pertaining to an insurance settlement.

Annual sales grew 22% to $679.3 million with consolidated earnings from operations increasing 48% to $217.7 million for fiscal 2008. The Company posted net earnings of $106.4 million or $1.82 per share for fiscal 2008 compared to net earnings of $104.3 million, or $1.79 earnings per share, in the prior year. Net earnings for the year were reduced by a net $43.4 million foreign exchange loss, or $0.74 per share, related primarily to an unrealized non-cash loss on future income taxes, compared to a net $8.8 million foreign exchange gain, or $0.15 per share, in the prior year.  The loss is a result of the 17% strengthening of the Canadian dollar relative to the US dollar during the year.

Fourth Quarter and Fiscal 2008 Financial Highlights
(US$ in millions except Earnings per Share amounts)

	Three months ended Jan. 31, 2008	Three months ended Jan. 31, 2007	Twelve months ended Jan. 31, 2008	Twelve months ended Jan. 31, 2007
Sales	188.2	154.3	679.4	558.8
Earnings from operations	59.1	37.2	217.7	146.8
Net earnings	90.4	27.3	106.4	104.3
Earnings per share	$1.55	$0.47	$1.82	$1.79

“We are pleased with our progress this past year in building an increasingly profitable business. Our two premium assets, at the most profitable poles of the diamond business, inform each other with respect to pricing and polished diamond supply. This enables rough diamond sales from the mine to be priced quickly and accurately against market changes. It also connects the jewelry and watch business directly to the diamond polishers that are the mine’s customers making a more efficient supply chain,” said Robert Gannicott, Chairman and Chief Executive Officer.

 “In addition to building on this shared strength, we have growth opportunities specific to each of our businesses. On the mining side, we now have a mine plan in place that confirms the mine life beyond 2020. After processing more than 41 million carats of diamonds since production began five years ago, there are still more than 77 million carats in proven and probable reserves with an additional 11 million in inferred resources. In our growing retail business, we posted record global sales for the fiscal year and we opened our 18th retail salon, tripling our retail portfolio since we acquired Harry Winston Inc.”

Mr. Gannicott added, “We look forward to a year of growth in global diamond demand generally and especially for the high quality diamond jewelry that is the trademark of Harry Winston and its worldwide retail network.”

Thomas J. O’Neill, President of Harry Winston Diamond Corporation added, “Our retail business continued to grow substantially last year as we achieved record sales. Demand for our highly-designed jewelry continues to be very strong despite uncertain domestic economic conditions. Our customers are truly international clients. We have experienced a noticeable shift in our customer base from what had been a U.S. dominated market to one where the U.S. customer accounts for one third of our global sales. Our new fiscal year is off to a good start in retail sales and we will continue to focus on the high-net worth individuals in markets such as Russia, China, the Middle East and India to drive our luxury diamond jewelry and timepiece business.”

Dividend Announcement

Harry Winston Diamond Corporation is pleased to declare an eligible quarterly dividend payment of US$0.05 per share.  Shareholders of record at the close of business on April 17, 2008, will be entitled to receive payment of this dividend on April 30, 2008.

Conference Call and Webcast

Beginning at 11:00AM (EST), on Tuesday, April 8, the company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the company’s investor relations website at http://investor.harrywinston.com or by dialing 866-825-1692 within North America or 617-213-8059 from international locations and entering passcode 33581211.

An online archive of the broadcast will be available by accessing the company’s investor relations website at http://investor.harrywinston.com. A telephone replay of the call will be available one-hour after the call through 11:00 PM (EST) Tuesday, April 15, 2008, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 79965342.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Harry Winston Diamond Corporation, and capital commitments at the Diavik Mine, are assumptions regarding projected revenue and expense, diamond prices, mining and mine construction and development costs and the Canadian/US dollar exchange rate. Specifically, in estimating Harry Winston Diamond Corporation’s share of the Diavik Mine capital expenditure requirements, Harry Winston Diamond Corporation has used a Canadian/US dollar exchange rate of $1.00, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. These assumptions, although considered reasonable by Harry Winston Diamond Corporation at the time of preparation, may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining and mine development activities, risks associated with underground construction activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, risks associated with regulatory and financing requirements, fluctuations in diamond prices, changes in world economic conditions, increased competition from other luxury goods retailers, changes in consumer preferences and tastes in jewelry, and the risk of continued fluctuations in the Canadian/US dollar exchange rate.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories.  The company’s retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:

Kelley Stamm
kstamm@harrywinston.com
 416.362.2237 ext.223

Highlights
 (All figures are in United States dollars unless otherwise indicated)

Harry Winston Diamond Corporation achieved record consolidated sales for the year, generating a 35% increase in gross margin and a 48% increase in consolidated earnings from operations over the prior year. The Company’s consolidated sales for the year increased by 22% to $679.3 million with earnings from operations of $217.7 million, compared to $558.8 million and $146.8 million, respectively, for the prior year.

Net earnings were $106.4 million, or $1.82 per share, compared to net earnings of $104.3 million, or $1.79 per share, respectively, in the prior year. Net earnings for the year were reduced by a net $43.4 million foreign exchange loss, or $0.74 per share, compared to a net $8.8 million foreign exchange gain, or $0.15 per share, in the prior year. The loss is a result of the 17% strengthening of the Canadian dollar relative to the US dollar during the year.

The mining segment posted a 24% annual increase in sales to $413.8 million, while the retail segment recorded a 17% increase in sales to $265.5 million. Earnings from operations for the mining segment increased 53% to $220.7 million. The retail loss from operations of $3.1 million compared to earnings from operations of $2.3 million in the prior year reflects increased investment for its continuing international salon expansion. The Company opened five new salons in fiscal 2008 compared to three in the prior year.

The Company’s share of diamond production at the Diavik Mine, which is recorded on a calendar basis, increased by 22% to 4.8 million carats for the year ended December 31, 2007, from 3.9 million carats for the prior year.

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Management’s Discussion and Analysis
 Prepared as of April 7, 2008 (all figures are in United States dollars unless otherwise indicated)

On November 9, 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation.

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the fiscal year ended January 31, 2008, and its financial position as at January 31, 2008. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the consolidated financial statements and notes thereto. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year of Harry Winston Diamond Corporation ended January 31. Unless otherwise indicated, references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, the operation of the Geneva watch factory, estimated reserves and resources at, and production from, the Diavik Mine, potential improvements in grade and tonnage at the Diavik Mine, the expected life of the Diavik Mine, the timing of a revised resource statement, plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, the number and timing of expected rough diamond sales, projected sales growth and new store openings at Harry Winston Inc., expected gross margin and expense trends in the retail segment, expected diamond prices and expectations concerning the diamond industry. Actual results may vary. See “Risks and Uncertainties”.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Mine, the receipt of necessary regulatory approvals, world and US economic conditions, the level of worldwide diamond production, the expected sales mix at Harry Winston’s retail segment, expected salon openings and potential improvements in sourcing and purchasing polished diamonds. Specifically, in estimating Harry Winston Diamond Corporation’s projected share of the Diavik Mine capital expenditure requirements, Harry Winston Diamond Corporation has used a Canadian/US dollar exchange rate of $1.00 for fiscal 2009, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, potential improvements in grade and tonnage at the Diavik Mine, the expected life of the Diavik Mine, future mining activity and mine plans, including plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Mine, and future rough diamond sales, Harry Winston Diamond Corporation has assumed, among other things, that mining operations, construction and exploration activities will proceed in the ordinary course according to schedule and consistent with past results. While Harry Winston Diamond Corporation considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties”.

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Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 21 of this Annual Report, as well as Harry Winston Diamond Corporation’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in Harry Winston Diamond Corporation’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Management’s Discussion and Analysis, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Management’s Discussion and Analysis, actual events may differ materially from current expectations. While Harry Winston Diamond Corporation may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Harry Winston Diamond Corporation’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.edgar.com, respectively.

Summary Discussion

Effective November 9, 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation. The name change reflects the rebranding of the Company and its international position as a premier diamond company.

Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Harry Winston Diamond Corporation also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. Harry Winston Diamond Corporation’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Harry Winston Diamond Corporation has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”)  (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%) where Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The name of Aber Diamond Mines Ltd. was changed to Harry Winston Diamond Mines Ltd. on December 3, 2007.

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Market Commentary

The Diamond Market

Rough diamond prices remained strong throughout fiscal 2008. The upward trend in prices was particularly evident in the larger, better-quality ranges, which began the year positively and continued to rise throughout the year. This positive growth was also evident in smaller, high-quality rough diamonds driven by demand from the watch industry. After softening throughout fiscal 2007, demand for lower end goods experienced robust growth in the second half of fiscal 2008.

At the end of the year, the polished market showed strong sales growth in China, India and the Middle East which offset the more moderate demand from the US market. Prices rose in line with demand, with the lower-quality ranges of polished diamonds benefiting from the continuing scarcity of larger, better-quality goods.

The Retail Jewelry Market

In 2007, the global luxury diamond jewelry market, in which Harry Winston is positioned, experienced significant demand. Strong momentum from Chinese, Russian and Middle Eastern consumers more than offset a softness in spending from US customers as a result of the volatility in the US financial markets.

In the broader retail jewelry market, where Harry Winston does not conduct business, sales were negatively impacted by the US economic downturn.

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Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2008 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted) (quarterly results are unaudited)
	2008	2008	2008	2008	2007	2007	2007	2007	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$188,195	$176,478	$173,269	$141,365	$154,328	$145,232	$139,962	$119,271	$679,307	$558,793
Cost of sales	83,637	74,591	81,827	71,132	78,559	74,636	68,458	63,845	311,187	285,498
Gross margin	104,558	101,887	91,442	70,233	75,769	70,596	71,504	55,426	368,120	273,295
Gross margin (%)	55.6%	57.7%	52.8%	49.7%	49.1%	48.6%	51.1%	46.5%	54.2%	48.9%
Selling, general and administrative expenses	45,494	35,539	35,201	34,211	38,590	33,480	27,171	27,295	150,445	126,536
Earnings from operations	59,064	66,348	56,241	36,022	37,179	37,116	44,333	28,131	217,675	146,759
Interest and financing expenses	(7,082)	(7,422)	(7,222)	(6,132)	(6,441)	(5,570)	(4,805)	(4,334)	(27,858)	(21,150)
Other income (expense)	706	594	545	913	(111)	1,764	1,805	1,623	2,758	5,081
Insurance settlement	13,488	–	–	–	–	–	–	–	13,488	–
Foreign exchange gain (loss)	22,270	(40,584)	(11,785)	(13,292)	9,831	(1,560)	2,619	(2,106)	(43,391)	8,784
Earnings before income taxes	88,446	18,936	37,779	17,511	40,458	31,750	43,952	23,314	162,672	139,474
Income taxes (recovery)	(1,968)	26,197	17,747	14,118	13,169	13,005	9,692	(1,036)	56,094	34,830
Earnings (loss) before minority interest	90,414	(7,261)	20,032	3,393	27,289	18,745	34,260	24,350	106,578	104,644
Minority interest	(34)	90	(26)	140	(5)	(86)	(5)	471	170	375
Net earnings (loss)	$90,448	$(7,351)	$20,058	$3,253	$27,294	$18,831	$34,265	$23,879	$106,408	$104,269
Basic earnings (loss) per share	$1.55	$(0.13)	$0.34	$0.06	$0.47	$0.32	$0.59	$0.41	$1.82	$1.79
Diluted earnings (loss) per share	$1.54	$(0.13)	$0.33	$0.05	$0.46	$0.32	$0.58	$0.40	$1.81	$1.76
Cash dividends declared per share	$0.05	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.80	$1.00
Total assets(i)	$1,494	$1,433	$1,367	$1,315	$1,288	$1,246	$1,116	$1,111	$1,494	$1,288
Total long-term liabilities(i)	$660	$530	$486	$408	$536	$530	$460	$460	$660	$536

(i)

Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 10 for additional information.

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Year Ended January 31, 2008 Compared to Year Ended January 31, 2007

Consolidated Net Earnings

Harry Winston Diamond Corporation’s net earnings for the fiscal year ended January 31, 2008 totalled $106.4 million or $1.82 per share, compared to net earnings of $104.3 million or $1.79 per share for the prior year. Net earnings were impacted by a net $43.4 million foreign exchange loss, or $0.74 per share, related primarily to an unrealized non-cash loss on future income taxes as compared to a net foreign exchange gain of $8.8 million, or $0.15 per share, in the prior year. Also impacting results are a future income tax recovery of $23.3 million or $0.40 per share compared to $17.0 million or $0.29 cents per share in the prior year and an after-tax gain on insurance settlement of $8.0 million or $0.14 per share that resulted from a robbery at the Harry Winston Paris salon in the third quarter. For more detail on the impact of the foreign exchange loss on future income taxes payable and the future income tax recovery, see “Consolidated Income Taxes” below.

Consolidated Sales

The Company recorded sales for the fiscal year ended January 31, 2008 of $679.3 million compared to sales of $558.8 million for the prior year. On a segment basis, rough diamond sales accounted for $413.8 million of these sales compared to $332.6 million for the prior year. The Company completed ten rough diamond sales during the fiscal year, consistent with the prior year. Harry Winston’s retail segment sales were $265.5 million, compared to $226.2 million for the prior year.

Consolidated Cost of Sales and Gross Margin

The Company recorded cost of sales of $311.2 million for a gross margin of 54.2% during the fiscal year compared to $285.5 million and a gross margin of 48.9% during the prior year. The Company’s cost of sales includes costs associated with mining, sorting and retail activities. See “Segmented Analysis” on page 10 for additional information.

Consolidated Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. Harry Winston Diamond Corporation incurred SG&A expenses of $150.4 million for the year compared to $126.5 million for the prior year. The increase of $23.9 million in SG&A expenses from the prior year is primarily due to an increase of $7.4 million in salaries and benefits, $6.5 million in advertising and selling expenses, $6.2 million in rent and building related expenses, and $3.7 million in amortization expense. Included in the prior year was a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of the Harry Winston Inc. operations, which was partially offset by the reversal of a specific provision against accounts receivable of $2.2 million.

SG&A expenses for the current year included $23.3 million for the mining segment and $127.1 million for the retail segment as compared to $21.2 million and $105.3 million, respectively, for the prior year. For the mining segment, the increase was as a result of the continued development of our global selling, marketing and administrative operations. For the retail segment the increase was as a result of opening five new salons and refurbishing two existing salons during the year.

Consolidated Income Taxes

The Company recorded a tax expense of $56.1 million during the twelve months ended January 31, 2008, compared to $34.8 million for the prior fiscal year. The Company’s effective income tax rate for the fiscal year ended January 31, 2008, excluding Harry Winston’s retail segment, is 33%, which is based on a statutory income tax rate of 34% adjusted for various items including the Northwest Territories mining royalty, impact of foreign exchange, impact of changes in future income tax rates, earnings subject to tax different than the statutory rate, and assessments and adjustments. During the current fiscal year, Harry Winston Diamond Corporation recorded a future tax recovery of $11.7 million as a result of the decrease in federal corporate income tax rates. This compares to a future tax recovery of $17.0 million in the prior year as a result of the decrease in Northwest Territories and federal corporate income tax rates and the elimination of federal surtax. In addition, the Company reached a settlement with tax authorities during the current fiscal year on tax reassessments related to prior years’ tax filings, resulting in a recovery of $11.6 million of future taxes that were previously recorded in prior years.

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The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The strengthening of the Canadian dollar versus the US dollar from January 31, 2007 to January 31, 2008 resulted in an unrealized foreign exchange loss of $37.0 million on the revaluation of the Canadian dollar denominated future income tax liability. This unrealized foreign exchange loss is not deductible for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended January 31, 2008	Year ended January 31, 2007
Statutory income tax rate	34%	37%
Stock compensation	0%	1%
Northwest Territories mining royalty (net of income tax relief)	12%	9%
Impact of foreign exchange	6%	(6)%
Impact of changes in future income tax rates	(7)%	(12)%
Earnings subject to tax different than statutory rate	(3)%	(5)%
Changes in valuation allowance	(2)%	0%
Benefits of losses recognized through reduction of goodwill	3%	1%
Assessments and adjustments	(7)%	0%
Other items	(2)%	0%
Effective income tax rate	34%	25%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $27.9 million were incurred during the fiscal year compared to $21.2 million for the prior year. The increase in interest and financing expenses is due to a combination of higher debt levels at Harry Winston’s retail segment to finance increased inventory levels and at Harry Winston Diamond Corporation to finance its acquisition of the remaining portion of Harry Winston Inc. in September 2006.

Consolidated Other Income

Other income, which includes interest income on the Company’s various bank balances, was $2.8 million during the year compared to $5.1 million in the prior year. The reduction in other income is due to higher cash balances held in the prior year in advance of the Harry Winston Inc. acquisition.

Consolidated Insurance Settlement

During the third quarter of fiscal 2008, approximately $23.2 million in Company-owned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $13.5 million in the fourth quarter on settlement of the insurance claim.

Consolidated Foreign Exchange Gain (Loss)

A net foreign exchange loss of $43.4 million was recognized during the fiscal year compared with a net gain of $8.8 million recognized during the prior year. The current year loss is comprised of a realized foreign exchange gain of $1.8 million and an unrealized, non-cash loss of $45.2 million relating principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the strengthening of the Canadian dollar against the US dollar at year end. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

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Three Months Ended January 31, 2008 Compared to Three Months Ended January 31, 2007

Consolidated Net Earnings

The fourth quarter earnings of $90.4 million or $1.55 per share represent an increase of $63.1 million or $1.08 per share as compared to the results of the fourth quarter of the prior year. In addition to improved operating results, the increase is due to a $22.3 million foreign exchange gain or $0.38 per share related principally to an unrealized non-cash gain on future income taxes payable as compared to a foreign exchange gain of $9.8 million or $0.17 per share in the comparable quarter of the prior year. Also impacting the fourth quarter are an after-tax gain on insurance settlement of $8.0 million or $0.14 per share that resulted from a robbery at the Harry Winston Paris salon in the third quarter and a future income tax recovery of $22.4 million or $0.38 per share. For more detail on the impact of the foreign exchange gain on future income taxes payable and the future income tax recovery, see “Consolidated Income Taxes” below.

Consolidated Sales

Sales for the fourth quarter totalled $188.2 million, consisting of rough diamond sales of $103.2 million and retail segment sales of $85.0 million. This compares to sales of $154.3 million in the comparable quarter of the prior year (rough diamond sales of $81.0 million and retail segment sales of $73.3 million). The Company held two primary rough diamond sales in the fourth quarter compared to three in the comparable quarter of the prior year. Ongoing quarterly variations in revenues are inherent in Harry Winston Diamond Corporation’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Consolidated Cost of Sales and Gross Margin

The Company’s fourth quarter cost of sales was $83.6 million for a gross margin of 55.6% compared to $78.6 million cost of sales and gross margin of 49.1% for the comparable quarter of the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page 10 for additional information.

Consolidated Selling, General and Administrative Expenses

The principal components of SG&A expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $45.5 million for the fourth quarter, compared to $38.6 million in the comparable quarter of the prior year.

Included in SG&A expenses for the fourth quarter are $5.7 million for the mining segment as compared to $7.4 million for the comparable quarter of the prior year, and $39.8 million for the retail segment as compared to $31.2 million for the comparable quarter of the prior year. For the mining segment, the decrease was due to a mark-to-market adjustment to stock-based compensation. For the retail segment, the increase was as a result of our continued investment in the Harry Winston brand and the expansion of our retail salon base, and reflected an increase in salaries and benefits, advertising and selling expenses, rent and building related expenses and depreciation and amortization expense. See “Segmented Analysis” on page 10 for additional information.

Consolidated Income Taxes

Harry Winston Diamond Corporation recorded a net tax recovery of $2.0 million during the fourth quarter compared to a tax expense of $13.2 million in the comparable quarter of the prior year. The net tax recovery includes a future income tax recovery of $10.8 million as a result of the decrease in federal corporate income tax rates. It also includes a future income tax recovery of $11.6 million as a result of a settlement with tax authorities on tax reassessments related to prior years’ tax filings. In addition, the Canadian dollar weakened against the US dollar during the fourth quarter. As a result, the Company recorded an unrealized foreign exchange gain of $17.7 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not taxable for Canadian income tax purposes. All of these factors contributed to an overall net tax recovery in the current quarter.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.

8    Harry Winston Diamond Corporation 2008 Annual Report

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months ended January 31, 2008	Three months ended January 31, 2007
Statutory income tax rate	34%	37%
Stock compensation	(1)%	2%
Northwest Territories mining royalty (net of income tax relief)	6%	9%
Impact of foreign exchange	(11)%	(14)%
Impact of changes in future income tax rates	(12)%	0%
Earnings subject to tax different than statutory rate	(1)%	(5)%
Changes in valuation allowance	(4)%	0%
Benefits of losses recognized through reduction of goodwill	3%	2%
Assessments and adjustments	(15)%	0%
Other items	(1)%	2%
Effective income tax rate	(2)%	33%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $7.1 million were incurred during the fourth quarter compared to $6.4 million during the comparable quarter of the prior year.

Consolidated Other Income (Expense)

Other income of $0.7 million was recorded during the quarter compared to other expense of $0.1 million in the comparable quarter of the prior year. Other expense in the prior year included a write-off of $0.9 million on an investment net of interest income on the Company’s various bank balances.

Consolidated Insurance Settlement

During the third quarter of fiscal 2008, approximately $23.2 million in Company-owned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $13.5 million in the fourth quarter on settlement of the insurance claim.

Consolidated Foreign Exchange Gain

A net foreign exchange gain of $22.3 million was recognized during the quarter compared to $9.8 million in the comparable quarter of the prior year. The gains relate principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the weakening of the Canadian dollar against the US dollar at year end. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

9    Harry Winston Diamond Corporation 2008 Annual Report

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

The mining segment includes the production and sale of rough diamonds.

 (expressed in thousands of United States dollars) (quarterly results are unaudited)

	2008	2008	2008	2008	2007	2007	2007	2007	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$103,238	$122,711	$105,071	$82,752	$81,035	$90,754	$91,476	$69,308	$413,772	$332,573
Cost of sales	36,962	45,985	46,217	40,516	39,413	45,461	43,256	38,749	169,680	166,879
Gross margin	66,276	76,726	58,854	42,236	41,622	45,293	48,220	30,559	244,092	165,694
Gross margin (%)	64.2%	62.5%	56.0%	51.0%	51.4%	49.9%	52.7%	44.1%	59.0%	49.8%
Selling, general and administrative expenses	5,663	6,748	5,861	5,087	7,397	4,665	4,373	4,787	23,359	21,222
Earnings from operations	$60,613	$69,978	$52,993	$37,149	$34,225	$40,628	$43,847	$25,772	$220,733	$144,472

Year Ended January 31, 2008 Compared to Year Ended January 31, 2007

Mining Sales

Rough diamond sales for the year totalled $413.8 million compared to $332.6 million in the prior year resulting from a combination of higher grade and pricing as well as increased diamond recovery. The Company completed ten rough diamond sales during the fiscal year, consistent with the prior year.

Mining Cost of Sales and Gross Margin

The Company’s cost of sales for the fiscal year was $169.7 million for a gross margin of 59.0% compared to $166.9 million cost of sales and gross margin of 49.8% in the prior year. The increase in the gross margin percentage was driven by higher carat production, reflecting both higher grade and enhanced diamond recovery resulting from processing improvements.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Mine. The prior year was negatively impacted by higher operating costs incurred as a result of the early closure of the 2006 winter road. Cost of sales also includes sorting costs, which consist of Harry Winston Diamond Corporation’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment increased by $2.1 million from the prior year primarily due to the continued development of our global selling, marketing and administrative operations.

Three Months Ended January 31, 2008 Compared to Three Months Ended January 31, 2007

Mining Sales

Rough diamond sales for the quarter totalled $103.2 million compared to $81.0 million in the comparable quarter of the prior year resulting from a combination of higher grade and pricing as well as increased diamond recovery. The Company held two primary rough diamond sales in the fourth quarter compared to three in the comparable quarter of the prior year. With Harry Winston Diamond Corporation’s continued expansion of its global rough diamond sales network, sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India. Harry Winston Diamond Corporation expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

10    Harry Winston Diamond Corporation 2008 Annual Report

Mining Cost of Sales and Gross Margin

The Company’s fourth quarter cost of sales was $37.0 million for a gross margin of 64.2% compared to $39.4 million cost of sales and gross margin of 51.4% in the comparable quarter of the prior year. The increase in the gross margin percentage was driven by higher carat production, reflecting both higher grade and enhanced diamond recovery resulting from processing improvements. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Mine. Prior year operating costs were negatively impacted by higher expenditures resulting from the early closure of the 2006 winter road. Cost of sales also includes sorting costs, which consist of Harry Winston Diamond Corporation’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment decreased by $1.7 million from the comparable period of the prior year due to a mark-to-market adjustment to stock-based compensation.

Retail

The retail segment includes sales from Harry Winston’s salons which are located in prime markets around the world including seven salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas and Chicago; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and three salons in Asia outside of Japan: Beijing, Taipei and Hong Kong.

(expressed in thousands of United States dollars) (quarterly results are unaudited)

	2008	2008	2008	2008	2007	2007	2007	2007	2008	2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$84,957	$53,767	$68,198	$58,613	$73,293	$54,478	$48,486	$49,963	$265,535	$226,220
Cost of sales	46,675	28,606	35,610	30,616	39,146	29,175	25,202	25,096	141,507	118,619
Gross margin	38,282	25,161	32,588	27,997	34,147	25,303	23,284	24,867	124,028	107,601
Gross margin (%)	45.1%	46.8%	47.8%	47.8%	46.6%	46.4%	48.0%	49.8%	46.7%	47.6%
Selling, general and administrative expenses	39,831	28,791	29,340	29,124	31,193	28,815	22,798	22,508	127,086	105,314
Earnings (loss) from operations	$(1,549)	$(3,630)	$3,248	$(1,127)	$2,954	$(3,512)	$486	$2,359	$(3,058)	$2,287

Year Ended January 31, 2008 Compared to Year Ended January 31, 2007

Retail Sales

Salon sales for the fiscal year ending January 31, 2008 were $265.5 million compared to $226.2 million for the prior year. The increase of 17% was supported by the opening of five new salons during the year as well as strong demand from Chinese, Russian and Middle Eastern customers for high-end jewelry and watches. Sales in the Asian market increased 35% from $53.1 million to $71.7 million, US sales increased 15% from $98.0 million to $112.5 million and European sales rose 8% from $75.1 million to $81.4 million. European sales were impacted by the temporary business disruption late in the third quarter and early in the fourth quarter relating to the Paris salon robbery that occurred in October 2007.

Retail Cost of Sales and Gross Margin

Cost of sales for Harry Winston Inc. for the year was $141.5 million compared to $118.6 million for the prior year. Gross margin for the year was $124.0 million or 46.7% compared to $107.6 million or 47.6% for the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, the gross margin for the year and the prior year would have been 50.3% and 50.7%, respectively.

11    Harry Winston Diamond Corporation 2008 Annual Report

Retail Selling, General and Administrative Expenses

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses for the year increased to $127.1 million or 47.9% of revenue as compared to $105.3 million or 46.6% of revenue in the prior year. This increase was primarily due to the opening of five salons and refurbishing of two salons in fiscal 2008, including an increase in salaries and benefits of $8.3 million, a $6.5 million increase in advertising and selling expenses, an increase in rent and building related expenses of $6.5 million, an increase in depreciation and amortization expense of $3.2 million and an increase in office expenses of $1.5 million. The SG&A expenses as a percentage of revenue for fiscal 2008 was also negatively impacted by the business disruption resulting from the Paris salon robbery that occurred in October 2007. Included in the prior year was a $6.3 million adjustment to stock compensation triggered by the acquisition of the remaining portion of Harry Winston Inc. and a reversal of a specific provision against accounts receivable of $2.2 million. SG&A expenses include depreciation and amortization expense of $9.3 million compared to $6.2 million in the prior year.

Three Months Ended January 31, 2008 Compared to Three Months Ended January 31, 2007

Retail Sales

Salon sales for the fourth quarter were $85.0 million compared to $73.3 million for the comparable quarter of the prior year. The 16% increase in Harry Winston sales relative to the comparable quarter of the prior year is primarily attributed to the opening of two flagship salons in Chicago and Nagoya, Japan. Strong momentum in emerging markets such as China and Russia supported the positive results despite the challenging US economic environment. Sales in the Asian market increased 46% to $21.0 million, US sales increased 38% to $46.5 million, offset by a 31% decrease in European sales to $17.4 million due primarily to the temporary business disruption late in the third quarter and early in the fourth quarter relating to the Paris salon robbery that occurred in October 2007.

Retail Cost of Sales and Gross Margin

Cost of sales for Harry Winston Inc. for the fourth quarter was $46.7 million compared to $39.1 million for the comparable quarter of the prior year. Gross margin for the quarter was $38.3 million or 45.1% compared to $34.1 million or 46.6% for the fourth quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the fourth quarter and the comparable quarter of the prior year would have been 47.4% and 51.8%, respectively. Gross margins for the fourth quarter were impacted by two significant sales which generated lower margins. One of these sales to the Russian market involved a wide range of jewelry items to increase awareness of the Harry Winston brand in this market where demand for luxury brands has grown rapidly over the past several years.

Retail Selling, General and Administrative Expenses

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses increased to $39.8 million or 46.9% of revenue in the fourth quarter as compared to $31.2 million or 42.6% of revenue in the comparable quarter of the prior year. This increase was primarily due to an increase in rent and building related expenses of $2.5 million, an increase in salaries and benefits of $2.1 million, and an increase in advertising and selling expenses of $2.0 million. The SG&A expenses as a percentage of revenue for the current fourth quarter was also negatively impacted by the business disruption resulting from the Paris salon robbery that occurred in October 2007. SG&A expenses include depreciation and amortization expense of $3.2 million compared to $2.4 million in the comparable quarter of the prior year.

12    Harry Winston Diamond Corporation 2008 Annual Report

Operational Update

Harry Winston Diamond Corporation’s results of operations include results from its mining and retail operations.

Mining Segment

Annual production at the Diavik Mine reached a record 11.9 million carats for the calendar year ended December 31, 2007, representing an increase of 22% over the prior year. The increase in diamond production resulted from both higher grade and increased diamond recovery due to processing improvements.

Ore production for the fourth calendar quarter of 2007 was all from the high-grade A-154 South kimberlite pipe with 2.9 million carats produced from 0.58 million tonnes.

On March 14, 2008, the Company announced an updated ore reserve and resource statement and mine plan for the Diavik Mine. As a result of the new mine plan, underground mining is projected to begin at the Diavik Mine in 2009. The diversity of both open pit and underground mining areas will secure the Diavik Mine’s ability to maintain production through seasonal changes.

The first phase of the underground mine development of the A-154 South, A-154 North and A-418 kimberlite pipes has been substantially completed. At present, production principally comes from A-154 South open pit with A-418 being prepared for open pit mining in calendar 2008.

The Company expects to contribute approximately $221 million for capital expenditures to the Diavik Mine over the next two years at a Canadian/US dollar average exchange rate of $0.99 in support of the new mine plan’s underground development. It is expected that the funds will come from a combination of cash from operations, proceeds from a recent common share private placement and a refinancing of the Company’s existing credit facility.

The federal government recently approved the renewal of the Diavik Mine water license for a period of eight years, effective from November 1, 2007. The regional Wek’eezhii Land and Water Board, created under the Tli Cho land claim agreement, recommended license renewal after an intensive two-year public review. The license was granted subject to increased environmental monitoring, reporting and management controls.

Harry Winston Diamond Corporation’s 40% Share of Diavik Mine Production

(reported on a one-month lag)

	Three months ended December 31, 2007	Three months ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Diamonds recovered (000s carats)	1,177	997	4,777	3,931
Grade (carats/tonne)	5.06	4.91	4.97	4.21

Retail Segment

For the fiscal year, the retail segment generated strong double-digit growth in sales and maintained healthy underlying gross margins. Harry Winston Inc. increased its salon network to 18 salons around the world from 13 in the prior year. During the year the retail segment consolidated its watch manufacturing operations into a new facility located in Geneva, Switzerland. The new facility will provide manufacturing capacity to support the future growth of the watch business.

Harry Winston Inc. delivered strong revenue growth over the comparable quarter of the prior year. Gross margins were impacted by two significant sales which generated lower margins. One of these sales to the Russian market involved a wide range of jewelry items to increase awareness of the Harry Winston brand in this market where demand for luxury brands has grown rapidly over the past several years. Strong holiday sales of traditional Harry Winston retail products as well as new collections introduced in the current year were both major contributors to the results.

13    Harry Winston Diamond Corporation 2008 Annual Report

New salon openings in fiscal 2008 included, Tokyo (Roppongi), Beijing, Hong Kong, Chicago and Nagoya.

Liquidity and Capital Resources

Working Capital

As at January 31, 2008, Harry Winston Diamond Corporation had unrestricted cash and cash equivalents of $49.6 million and contingency cash collateral and reserves of $25.6 million as required under the Company’s debt arrangements, compared to $54.2 million and $51.4 million, respectively, at January 31, 2007. The Company had cash on hand and balances with banks of $33.0 million and short-term investments of $16.6 million at January 31, 2008 compared to $44.4 million and $9.8 million, respectively, at January 31, 2007. The short-term investments were held in overnight deposits. Total cash resources at January 31, 2008 were $30.4 million lower than $105.6 million at January 31, 2007, resulting primarily from additional Joint Venture cash calls to support the development of underground mining.

Working capital increased to $220.0 million at January 31, 2008 from $164.0 million at January 31, 2007.

The Company’s working capital fluctuates depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter along with the seasonality of the retail segment. The Company’s cash requirements are driven by differences in the timing of cash receipts and the cash outflows. The Company has the ability to draw on its various credit facilities to finance these timing differences.

Cash Flow from Operations

For the year ended January 31, 2008, Harry Winston Diamond Corporation generated $193.9 million in cash from operations, compared to $177.6 million in the prior year.

During the fiscal year, the Company purchased inventory of $48.5 million, increased prepaid expenses and other current assets by $32.8 million, increased income taxes payable by $30.2 million, increased accounts payable and accrued liabilities by $9.6 million and increased accounts receivable by $8.6 million.

The liquidity and capital requirements vary by quarter for the Company depending on the seasonal and production variability of its mining and retail segments. Timing differences in cash flow are financed by drawing down on the Company’s credit facilities. Over the course of a fiscal year, the Company does not expect the fluctuations to be material. Over the next two fiscal years, capital requirements for the mining segment are expected to increase significantly in accordance with the expected investment program at the Diavik Mine. Thereafter, capital requirements for the mining segment are expected to moderate and the mining segment is expected to generate sufficient cash flow to finance its operations and capital expenditure requirements. The capital requirements for the retail segment are ordinary in course and are not expected to fluctuate materially over the next few years. The retail segment will finance its operations and capital requirements during these years from operating cash flow and its credit facilities.

Financing Activities

During the year, Harry Winston Diamond Corporation repaid $19.3 million of its $100.0 million senior secured term facility that was used to finance the acquisition of the remaining portion of Harry Winston Inc. At January 31, 2008, the Company had $76.4 million outstanding on its senior secured term credit facilities and $50.0 million outstanding on its senior secured revolving credit facility. In comparison, at January 31, 2007, $95.6 million was outstanding on the term credit facilities and $62.5 million was outstanding on the secured revolving credit facility.

14    Harry Winston Diamond Corporation 2008 Annual Report

As at January 31, 2008, Harry Winston Inc. had $154.0 million outstanding on its $200.0 million secured credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $42.0 million from the amount outstanding at January 31, 2007. On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for 17.5 million CHF used to finance the construction of the new watch factory in Geneva, Switzerland. At January 31, 2008, $16.1 million had been drawn against the facility compared to $2.8 million at January 31, 2007. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥2,075 million. At January 31, 2008, $19.4 million had been drawn against these facilities, $4.7 million of which is long term, payable on June 28, 2010, with the balance of $14.7 million classified as bank advances.  At January 31, 2007, $5.8 million drawn against the unsecured facilities was classified as bank advances.

At January 31, 2008, $10.5 million and $9.4 million was drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V. (formerly called Aber International N.V.) and its Israeli subsidiary, Harry Winston Diamond (Israel) Limited (formerly called Aber Diamond Israel 2006 Ltd.), respectively. At January 31, 2007, $18.4 million and $5.6 million was drawn under the Company’s revolving financing facilities relating to Harry Winston Diamond International N.V. and Harry Winston Diamond (Israel) Limited, respectively.

During the fiscal year, the Company made dividend payments of $46.7 million or $0.80 per share to its shareholders.

On March 14, 2008, the Company completed a 3 million common share private placement. The non-brokered private placement sold 3 million common shares at CDN $25 per share. No fees or commissions were payable on this transaction which generated net proceeds of CDN $75.0 million. This transaction diluted the Company’s issued and outstanding shares by 5%.

Investing Activities

During the fiscal year, the Company purchased capital assets of $201.8 million, of which $163.3 million were purchased for the mining segment and $38.5 million for the retail segment. Also included in deferred mineral property costs were purchases of $7.5 million made during the fiscal year.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Harry Winston Diamond Corporation’s current projected share of the planned capital expenditures at the Diavik Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2008 to 2012, is approximately $320 million assuming a Canadian/US average exchange rate of $0.96 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a) (b)	$385,867	$71,628	$110,248	$27,371	$176,620
Environmental and participation agreements
incremental commitments (c)	97,366	76,504	3,985	1,992	14,885
Operating lease obligations (d)	121,959	16,197	29,303	17,849	58,610
Capital lease obligations (e)	2,315	872	1,307	136	–
Total contractual obligations	$607,507	$165,201	$144,843	$47,348	$250,115

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The Company’s credit agreements are comprised of two senior secured term credit facilities and a senior secured revolving credit facility.

15    Harry Winston Diamond Corporation 2008 Annual Report

On May 31, 2007, Harry Winston Diamond Corporation amended its existing credit facilities to extend the maturity date to December 15, 2009 from December 15, 2008. At January 31, 2008, $76.4 million in total was outstanding on the senior secured term credit facilities, and $50.0 million was outstanding on the senior secured revolving credit facility. Scheduled repayments on the senior secured term credit facilities commenced March 15, 2008 with $12.5 million in repayments due every quarter. The maximum amount permitted to be drawn under the senior secured revolving credit facility will be reduced by $12.5 million on a quarterly basis commencing March 15, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid after 2009. On January 31, 2008, $8.8 million was outstanding on the mortgage payable.

At January 31, 2008, $154.0 million had been drawn against Harry Winston Inc.’s $200.0 million secured credit facility which expires on March 31, 2008. On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility. There are no scheduled repayments required before maturity.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for 17.5 million CHF used to finance the construction of the new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building. The loan bears interest at a rate of 3.55% and matures on January 31, 2033, with quarterly payments commencing on June 30, 2008.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2008 and have been included under long-term debt in the table above.  Interest payments for fiscal 2009 are approximated to be $17.5 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Harry Winston Diamond Corporation’s share as at January 31, 2008 was $61.5 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The amounts reflected as contractual obligations in the table above represent obligations that are in addition to the $61.5 million in letters of credit posted. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston Inc.’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)

Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

16    Harry Winston Diamond Corporation 2008 Annual Report

Outlook

Mining

A new mine plan approved in the fourth quarter by both Rio Tinto plc, the operator of the Diavik Mine, and the Company secures the future of the Diavik Project to beyond 2020 and sets the foundation for the transition from open pit to underground mining over the next five years. This mine plan currently excludes the development of the A-21 kimberlite pipe. A bulk sample from the A-21 kimberlite pipe is expected in calendar 2008 to provide a definitive planning price for A-21 rough diamonds.

Production

Rough diamond production is expected to reach a record annual level in the 2008 calendar year. The Diavik Mine is forecasted to deliver approximately 12 million carats in calendar 2008, predominately sourced from the high-grade A-154 South kimberlite pipe. Depletion of the A-154 South open pit ore is expected in December 2008. Pre-stripping of the A-418 kimberlite pipe will continue into 2008, with commercial production anticipated during the second calendar quarter.

In calendar years 2009 and 2010, the lower-grade A-418 kimberlite pipe will become the primary ore source, with open pit production scheduled to end in calendar 2011. Underground production is expected to commence in 2009, sourced from A-154 South, A-154 North and A-418 simultaneously. The three kimberlite pipes are located in relative proximity to one another, allowing a common underground infrastructure.

Processing plant throughput is expected to remain at 2.3 million tonnes of kimberlite per year. Underground ore volumes are expected to increase steadily beginning in 2009 as underground mining ramps up and open pit volumes decline. In the absence of A-21, underground mining would be the sole source of production from 2012 onwards.

Average recovered grade is forecasted to be approximately 5.7 carats/tonne of ore processed in calendar 2008, and approximately 3.5 carats/tonne thereafter. The Company has commissioned WWW Diamond Consultants Ltd. (“WWW”) to provide an independent view of diamond prices for the proven and probable reserve categories based on the examination of both production and bulk sample diamond parcels. As of January 2008, WWW modelled and assigned diamond prices of $93 per carat to A-154 South, $117 to A-154 North and $85 to A-418.

Cost of Sales

In calendar 2008, cost of sales is expected to increase approximately 25% compared to calendar 2007 primarily due to an anticipated stronger Canadian dollar, higher labour, fuel, material costs and higher depreciation. Cost of sales is forecasted to peak in calendar 2009 at a further 30% over calendar 2008 reflecting the higher costs associated with the overlap of underground and open pit mining. Thereafter, open pit mining volumes are projected to decrease with the transition to solely underground mining. Accordingly, over the following two years cost of sales is also expected to decline as the overlap between open pit and underground mining diminishes.

Capital Expenditures

Over the next five years, the Company’s portion of planned capital expenditures is expected to be approximately $320 million at a Canadian/US dollar average exchange rate of $0.96. The Company expects to contribute approximately $221 million over the next two years at a Canadian/US dollar average exchange rate of $0.99 in support of the underground development project. Financing for the two-year period is expected from a combination of cash from operations, proceeds from a recent common share private placement and refinancing of the Company’s existing credit facility.

In addition to constructing over 20 km of underground tunnelling and raisebore shafts, underground facilities will include maintenance shops and warehousing for mobile equipment servicing, refuge stations, fuelling areas, electrical power distributions, communication networks, water handling and pumping systems, ore and waste loading areas and ventilations.

17     Harry Winston Diamond Corporation 2008 Annual Report

To support the underground development and construction phase, more camp accommodations for an expanding workforce is required in addition to several large surface facilities. These facilities include a crushing and paste plant to produce backfill, expansion of the processed kimberlite containment dam, power generation expansion, and fuel storage capacity. Construction of these facilities began in calendar 2007 and completion is expected in 2008.

Exploration

Accelerated exploration activities are planned over the next two years on existing property holdings. None of the exploration activities has any impact on the Diavik mineral resources and mineral reserves at this time. As underground mining advances to greater depths in the coming years, resource classifications will be upgraded through additional drilling, which might add production volume or longevity to the mine life.

Rough Diamond Sales Cycle

The rough diamond sales cycle in the coming year is expected to be two primary sales in the first quarter including an open-market tender, two in the second quarter, two in the third quarter and three in the fourth. Sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India.

Cash Tax Profile

The Company has been able to defer the majority of its cash income taxes since the Diavik Mine began commercial production in fiscal 2004, as accelerated tax deductions were available from its initial investments in the mine. Accordingly, the Company has recorded a significant future income tax liability. As the accelerated tax deductions become fully utilized, the Company expects an increase in current income tax payable and a reversal in future income tax liability beginning in fiscal 2009. The Company anticipates that a significant portion of the existing future income tax liability will reverse over the next two years, with the highest cash tax payment anticipated in fiscal 2010.

Retail

The high-end luxury goods industry has historically been more resilient to economic fluctuations than general retail. With a diverse global distribution network, the retail segment is positioned to withstand regional economic disruptions. Volatility in the US financial markets is expected to be offset by continued strong demand for high-end diamond jewelry and watches from markets in China, Russia and the Middle East.

Harry Winston Inc. will continue to support its expanded salon network and introduce new limited hand-crafted jewelry designs using the highest quality of diamonds in the upcoming year. In addition, new jewelry collections will be introduced to expand product assortment. Harry Winston Inc. remains well positioned to continue to leverage its brand equity in support of future sales growth. One store is scheduled to be opened in Costa Mesa, California in fiscal 2009.

In fiscal 2009, Harry Winston Inc. expects to continue to record double-digit sales growth and strong underlying gross margins, resulting in an improvement in earnings from operations.

Related Parties

Transactions with related parties for the year ended January 31, 2008 include $1.8 million of rent (2007 – $1.8 million) relating to the New York salon, payable to a Harry Winston Inc. employee.

18     Harry Winston Diamond Corporation 2008 Annual Report

Disclosure Controls and Procedures

The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Harry Winston Diamond Corporation, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Harry Winston Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Harry Winston Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to ensure that information required to be disclosed in reports that the Company will file or submit under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Internal Control over Financial Reporting

The certifying officers of Harry Winston Diamond Corporation have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2008.

Changes in Internal Control over Financial Reporting

During the fourth quarter of fiscal 2008 there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Harry Winston Diamond Corporation’s financial results.

19     Harry Winston Diamond Corporation 2008 Annual Report

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Harry Winston Diamond Corporation capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. The Company has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine’s latest projected open pit and underground life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, “Accounting for Asset Retirement Obligations”, effective November 1, 2003 and as at January 31, 2008, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

20     Harry Winston Diamond Corporation 2008 Annual Report

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

Intangible Assets and Goodwill

Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life. The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value. If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management.

The goodwill recorded on the Company’s books is reviewed at least annually for impairment; however, if there is indication of impairment in goodwill during the year, an assessment at the time will be completed.

Risks and Uncertainties

Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Management’s Discussion and Analysis and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

21     Harry Winston Diamond Corporation 2008 Annual Report

Nature of Joint Arrangement with DDMI

Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted. The Company’s contribution to capital requirements to complete the underground development and supporting infrastructure contemplated by the new mine plan is estimated to be $221 million over the next two years, with funding expected to be provided in part from a CAD $75 million private placement completed on March 14, 2008, cash flow from operations and a refinancing of the Company’s existing credit facilities. There can be no assurance that the Company will be able to refinance its current credit facilities on satisfactory terms and conditions, or at all.

Diamond Prices and Demand for Diamonds

The profitability of Harry Winston Diamond Corporation is dependent upon production from the Diavik Mine and on the results of the operations of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Harry Winston Diamond Corporation’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Harry Winston Diamond Corporation’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Harry Winston Diamond Corporation will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits

The operation of the Diavik Mine and exploration on the Diavik property require licenses and permits from the Canadian government. Renewal of the Diavik Mine Type “A” Water License was granted by the regional Wek’eezhii Land and Water Board on November 1, 2007 for an eight-year period. While Harry Winston Diamond Corporation anticipates that DDMI, which is also the operator of the Diavik Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

22     Harry Winston Diamond Corporation 2008 Annual Report

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine and in the manufacture of jewelry. As well, as Harry Winston Diamond Corporation’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government is currently developing a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Harry Winston Diamond Corporation expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Harry Winston Diamond Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc. manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Harry Winston Diamond Corporation’s operations and the operations of Harry Winston Inc., the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

23     Harry Winston Diamond Corporation 2008 Annual Report

Fuel Costs

The Diavik Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine. Currently, there is significant competition for skilled workers in remote northern operations due to the significant number of large-scale construction projects ongoing and planned in Canada’s north, including the various construction projects relating to the development of the oil sands in northern Alberta.

Harry Winston Diamond Corporation’s success at marketing diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network

A key component of the Company’s retail strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

Harry Winston Diamond Corporation, through its ownership of Harry Winston Inc., is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then Harry Winston Diamond Corporation’s results of operations will be adversely affected.

Changes in Accounting Policies

Financial Instruments, Hedges and Comprehensive Income

On February 1, 2007, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on equity, financial instruments, hedges and comprehensive income that require investment securities and hedging derivatives to be accounted for at fair value. These standards are substantially harmonized with US GAAP.

The adoption of these new accounting standards has not had a material impact on the financial position of the Company. For a description of the new standards and the impact on the Company’s financial statements, please see note 3 to the consolidated financial statements on page 30 of this report.

24     Harry Winston Diamond Corporation 2008 Annual Report

Recently Issued Accounting Standards

Inventories

In May 2007, the CICA issued Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This new standard will apply to the Company effective February 1, 2008.

Financial Instruments – Disclosures

In December 2006, the CICA issued Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”, which supersede Handbook Section 3861, the previously issued standard on financial instruments. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This new standard requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. This new standard will apply to the Company effective February 1, 2008.

The Company is currently assessing the impact of these new standards on its consolidated financial statements.

Outstanding Share Information
As at January 31, 2008
Authorized	Unlimited
Issued and outstanding shares	58,372,091
Options outstanding	1,719,338
Fully diluted	60,091,429

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

25     Harry Winston Diamond Corporation 2008 Annual Report

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

As at January 31,	2008	2007
Assets
Current assets:
Cash and cash equivalents (note 5)	$49,628	$54,174
Cash collateral and cash reserves (note 5)	25,615	51,448
Accounts receivable	25,505	13,297
Inventory and supplies (note 6)	322,228	273,736
Prepaid expenses and other current assets	58,617	27,683
	481,593	420,338
Deferred mineral property costs (note 7)	179,990	188,058
Capital assets (note 8)	548,827	384,532
Intangible assets, net (note 10)	132,628	134,320
Goodwill (note 4)	93,780	98,142
Other assets (note 11)	16,167	18,187
Future income tax asset (note 13)	40,963	44,337
	$1,493,948	$1,287,914
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$124,426	$118,971
Income taxes payable	48,118	5,776
Bank advances (note 12(ii))	34,928	29,776
Current portion of long-term debt (note 12)	54,137	95,434
	261,609	249,957
Long-term debt (note 12)	255,212	185,446
Future income tax liability (note 13)	370,500	333,498
Other long-term liability	1,730	–
Future site restoration costs (note 14)	32,980	17,200
Minority interest	255	85
Shareholders’ equity:
Share capital (note 15)	305,502	305,165
Contributed surplus	15,614	14,922
Retained earnings	225,334	165,625
Accumulated other comprehensive income	25,212	16,016
	571,662	501,728
Commitments and guarantees (note 17) Subsequent events (note 21)
	$1,493,948	$1,287,914

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert A. Gannicott	Matthew W. Barrett
Director	Director

26     Harry Winston Diamond Corporation 2008 Annual Report

Consolidated Statements of Earnings
(expressed in thousands of United States dollars, except per share amounts)

Years ended January 31,	2008	2007
Sales	$679,307	$558,793
Cost of sales	311,187	285,498
Gross margin	368,120	273,295
Selling, general and administrative expenses	150,445	126,536
Earnings from operations	217,675	146,759
Interest and financing expenses	(27,858)	(21,150)
Other income	2,758	5,081
Insurance settlement (note 20)	13,488	–
Foreign exchange gain (loss)	(43,391)	8,784
Earnings before income taxes	162,672	139,474
Income taxes – Current (note 13)	47,516	14,763
Income taxes – Future (note 13)	8,578	20,067
Earnings before minority interest	106,578	104,644
Minority interest	170	375
Net earnings	$106,408	$104,269
Earnings per share
Basic	$1.82	$1.79
Fully diluted (note 16)	$1.81	$1.76
Weighted average number of shares outstanding	58,369,338	58,257,449

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
(expressed in thousands of United States dollars)

Years ended January 31,	2008	2007
Net earnings	$106,408	$104,269
Other comprehensive income (loss)
Net gain (loss) on translation of net foreign operations (net of tax – nil)	9,196	(328)
Total comprehensive income	$115,604	$103,941

See accompanying notes to consolidated financial statements.

27     Harry Winston Diamond Corporation 2008 Annual Report

Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

Years ended January 31,	2008	2007
Common shares:
Balance at beginning of year	$305,165	$300,652
Issued during the year	337	4,513
Balance at end of year	305,502	305,165
Contributed surplus:
Balance at beginning of year	14,922	15,267
Stock option expense	692	(345)
Balance at end of year	15,614	14,922
Retained earnings:
Balance at beginning of year	165,625	119,630
Net earnings	106,408	104,269
Dividends paid	(46,699)	(58,274)
Balance at end of year	225,334	165,625
Accumulated other comprehensive income:
Balance at beginning of year	16,016	16,344
Other comprehensive income (loss) Net gain (loss) on translation of net foreign operations (net of tax – nil)	9,196	(328)
Balance at end of year	25,212	16,016
Total shareholders’ equity	$571,662	$501,728

See accompanying notes to consolidated financial statements.

28     Harry Winston Diamond Corporation 2008 Annual Report

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

For the years ended January 31,	2008	2007
Cash provided by (used in):
Operating
Net earnings	$106,408	$104,269
Items not involving cash:
Amortization and accretion	81,174	68,728
Future income taxes	8,578	20,067
Stock-based compensation	2,422	1,250
Foreign exchange	45,201	(7,617)
Loss on write-off of investment	_	909
Minority interest	170	352
Change in non-cash operating working capital	(50,069)	(10,393)
	193,884	177,565
Financing
Increase/(decrease) in long-term debt	(19,637)	51,062
Increase in revolving credit	52,722	64,716
Dividends paid	(46,699)	(58,274)
Issue of common shares	337	2,918
	(13,277)	60,422
Investing
Cash collateral and cash reserve	25,701	(37,172)
Deferred mineral property costs	(7,522)	(16,834)
Capital assets	(201,845)	(119,904)
Deferred charges	(2,115)	(171)
Purchase of Harry Winston Inc.	_	(158,150)
	(185,781)	(332,231)
Foreign exchange effect on cash balances	628	302
Decrease in cash and cash equivalents	(4,546)	(93,942)
Cash and cash equivalents, beginning of year (note 5)	54,174	148,116
Cash and cash equivalents, end of year (note 5)	$49,628	$54,174
Change in non-cash operating working capital
Accounts receivable	(8,641)	1,058
Prepaid expenses and other current assets	(32,756)	6,157
Inventory and supplies	(48,489)	(53,807)
Accounts payable and accrued liabilities	9,622	34,117
Income taxes payable	30,195	2,082
	$(50,069)	$(10,393)
Supplemental cash flow information
Cash taxes paid	$11,052	$11,780
Cash interest paid	$24,946	$18,746

See accompanying notes to consolidated financial statements.

29     Harry Winston Diamond Corporation 2008 Annual Report

Notes to Consolidated Financial Statements
Years ended January 31, 2008 and 2007 (tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:
Change in Name

Effective November 9, 2007, Aber Diamond Corporation changed its name to Harry Winston Diamond Corporation.

NOTE 2:
Nature of Operations

Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Mines Ltd. (formerly Aber Diamond Mines Ltd.) (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The name of Aber Diamond Mines Ltd. was changed to Harry Winston Diamond Mines Ltd. on December 3, 2007. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

During fiscal 2007, the Company acquired the remaining 47.17% interest in Harry Winston Inc. that it did not previously own. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

NOTE 3:
Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The principal accounting policies presently followed by the Company are summarized as follows:

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

Subsidiaries

A subsidiary is an entity that is controlled by the Company. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of earnings.

30     Harry Winston Diamond Corporation 2008 Annual Report

Joint Arrangements that Are Not Entities (“Joint Arrangements”)

The Diavik Joint Venture is an unincorporated joint arrangement. Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses of the Joint Venture. Harry Winston Diamond Corporation records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture.

(b)

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes. Financial results as determined by actual events could differ from those estimated.

(c)

Revenue Recognition

Revenue from rough diamond sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, persuasive evidence of an arrangement exists, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns.

(d)

Cash Resources

Cash and cash equivalents, and cash collateral and cash reserves, consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at cost, which approximates market.

Funds in cash collateral and cash reserves are maintained as prescribed under the Company’s debt financing arrangements and will become available to Harry Winston Diamond Corporation for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)

Inventory

Rough diamond inventory is recorded at the lower of cost or net realizable value and includes diamonds in process and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

Supplies inventory is recorded at the lower of average cost or replacement value and includes consumables and spare parts maintained at the Diavik Mine site and at the Company’s sorting and distribution facility locations.

31     Harry Winston Diamond Corporation 2008 Annual Report

(g)

Deferred Mineral Property Costs

All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

The costs of deferred mineral properties from which there is production are amortized using the units-of-production method based upon estimated proven and probable reserves.

General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Joint Venture continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)

Capital Assets

Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the units-of-production method or straight-line method as appropriate. The units-of-production method is applied to a substantial portion of Diavik Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the proven and probable ore reserves of the ore deposit being mined or to the total ore deposit. Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

The recoverability of the amounts shown for the Diavik Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties. The amounts representing Diavik Mine capital assets do not necessarily represent present or future values.

Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

32     Harry Winston Diamond Corporation 2008 Annual Report

(i)

Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values at acquisition.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

Asset	Estimated useful life (years)
Wholesale distribution network	10
Store leases	Up to 9

The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

(j)

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of the goodwill is determined in a business combination, using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of earnings before extraordinary items and discontinued operations.

(k)

Other Assets

Other assets are amortized over a period not exceeding ten years.

(l)

Future Site Restoration Costs

The Company records the fair value of any asset retirement obligation as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted periodically to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

33     Harry Winston Diamond Corporation 2008 Annual Report

(m)

Foreign Currency Translation

The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income under shareholders’ equity.

(n)

Income and Mining Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(o)

Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded as an expense on a straight-line basis over the vesting period, with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

(p)

Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans

The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

(q)

Post Retirement Benefits

The expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account over the service lives of employees entitled to those benefits. Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees. The plan assets and liabilities are valued annually by qualified actuaries.

34     Harry Winston Diamond Corporation 2008 Annual Report

(r)

Financial Instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship must be recognized immediately in net income. The Company does not use derivatives for trading or speculative purposes.

(s)

Basic and Diluted Earnings per Share

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(u)

Comparative Figures

Certain figures have been reclassified to conform with presentation in the current year.

(v)

Changes in Accounting Policy

On February 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on financial instruments: (i) Financial Instruments – Recognition and Measurement, (ii) Hedges, and (iii) Comprehensive Income.

Financial Instruments

This new standard required the Company to revalue certain of its financial assets and liabilities, including derivatives designated in qualifying hedging relationships and embedded derivatives in certain contracts, at fair value on the initial date of implementation and at each subsequent financial reporting date.

The adoption of this new standard has not had a material impact on the financial position of the Company. Under the new standard, the Company elected to add transaction costs related to its non-revolving long-term debt to the carrying amount of the debt and was required to reclassify cumulative translation amounts to accumulated other comprehensive income, which resulted in the following adjustments to the consolidated balance sheet on February 1, 2007:

35     Harry Winston Diamond Corporation 2008 Annual Report

As at February 1, 2007	Increase/(Decrease)
Assets
Other assets	$(859)
Liabilities and Shareholders’ Equity
Long-term debt	$(859)
Cumulative translation adjustment	(16,016)
Accumulated other comprehensive income	16,016

This standard has had no material impact on the consolidated statement of earnings. Prior period earnings have not been restated.

This standard also required the Company to classify financial assets and liabilities according to their characteristics and management’s choices and intentions related thereto for the purposes of ongoing measurement. Subsequent measurement for these assets and liabilities is based on either fair value or amortized cost using the effective interest method, depending upon their classification. In accordance with the new standard, the Company’s financial assets and liabilities are generally classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held for trading	Fair value
Cash collateral and cash reserves	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Held for trading	Fair value
Income taxes payable	Held for trading	Fair value
Bank advances	Held for trading	Fair value
Long-term debt	Other liabilities	Amortized cost

Hedges

This new standard contains new rules for reporting fair value and cash flow hedges. The Company has no significant hedges and therefore this new standard has had no impact on the Company’s consolidated financial statements.

Comprehensive Income

This new standard required the Company to present a new consolidated statement of comprehensive income to detail income items impacting accumulated other comprehensive income, which is reported as part of shareholders’ equity. This statement has been included above in the consolidated statement of changes in shareholders’ equity.

(w)

Recently Issued Accounting Standards

Inventories

In May 2007, the CICA issued Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

36     Harry Winston Diamond Corporation 2008 Annual Report

Financial Instruments – Disclosures

In December 2006, the CICA issued Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”, which supersede Handbook Section 3861, the previously issued standard on financial instruments. Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This new standard requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

These new standards will apply to the Company effective February 1, 2008. The Company is assessing the impact these standards will have on its consolidated financial statements.

NOTE 4:
Acquisition

On September 29, 2006, the Company acquired the remaining 47.17% ownership of Harry Winston Inc. for $157.2 million, paid in cash on the acquisition date.

The final allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Cash	$2,433
Accounts receivable	4,909
Inventory	107,690
Intangibles	92,414
Goodwill (a)	57,230
Other assets	31,835
Accounts payable and accrued liabilities	(18,728)
Bank loan	(54,653)
Other liabilities	(64,980)
$158,150
Cash paid at acquisition	$157,150
Acquisition and other costs	1,000
$158,150

(a)

Tax benefits relating to pre-acquisition net operating losses (“NOLs”) at Harry Winston Inc. were not recognized as a separate identifiable asset in the purchase price allocations and consequently are a component of goodwill. Harry Winston Inc. has since recognized benefits of $5.2 million relating to these NOLs (2008 – $4.4 million; 2007 – $0.8 million), which have been recorded as a reduction to goodwill in the applicable periods.

37     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 5:
Cash Resources

	2008	2007
Cash on hand and balances with banks	$33,028	$44,377
Short-term investments (a)	16,600	9,797
Total cash and cash equivalents	49,628	54,174
Cash collateral and cash reserves	25,615	51,448
Total cash resources	$75,243	$105,622

(a) Short-term investments are held in overnight deposits.

NOTE 6:
Inventory and Supplies

	2008	2007
Rough diamond inventory	$17,097	$17,648
Merchandise inventory	254,101	228,157
Supplies inventory	51,030	27,931
Total inventory and supplies	$322,228	$273,736

NOTE 7:
Deferred Mineral Property Costs

			2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	amortization	book value	Cost	amortization	book value
Diavik Mine	$271,316	$91,326	$179,990	$265,217	$77,159	$188,058

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

NOTE 8:
Capital Assets

			2008			2007
		Accumulated	Net		Accumulated	Net
	Cost	amortization	book value	Cost	amortization	book value
Diavik equipment and leaseholds (a)	$586,208	$136,771	$449,437	$422,419	$101,912	$320,507
Furniture, equipment and other (b)	29,163	13,044	16,119	20,193	9,530	10,663
Real property – land and building (c)	97,745	14,474	83,271	64,691	11,329	53,362
	$713,116	$164,289	$548,827	$507,303	$122,771	$384,532

(a)

Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)

Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston Inc. salons.

(c)

Real property is comprised of land and a building that houses the corporate activities of the Company and various leasehold improvements to Harry Winston Inc. salons and corporate offices.

38     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 9:
Diavik Joint Venture

The following represents Harry Winston Diamond Corporation’s 40% proportionate interest in the Joint Venture as at December 31, 2007 and 2006:

	2008	2007
Current assets	$110,199	$66,037
Long-term assets	605,300	477,753
Current liabilities	40,631	35,671
Long-term liabilities and participant’s account	674,868	508,119
Year ended:
Expenses net of interest income of $0.5 million (2007 – $0.8 million) (a)	177,049	171,429
Cash flows resulting from operating activities	(121,440)	(76,828)
Cash flows resulting from financing activities	290,615	180,252
Cash flows resulting from investing activities	(165,645)	(100,467)

(a) The Joint Venture only earns interest income.

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 10:
Intangible Assets

			Accumulated
	Amortization period	Cost	amortization	2008 net	2007 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(1,369)	4,206	4,763
Store leases	65 to 105 months	5,639	(2,577)	3,062	4,197
Intangible assets		$136,574	$(3,946)	$132,628	$134,320

Amortization expense for 2008 was $1.7 million (2007 – $1.0 million).

39     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 11:
Other Assets

	2008	2007
Prepaid pricing discount (a),
net of accumulated amortization
of $4.6 million (2007 – $3.1 million)	$7,440	$8,880
Other assets	2,512	5,220
Refundable security deposits	6,215	4,087
	$16,167	$18,187

(a)

Prepaid pricing discount represents funds paid to Tiffany & Co. (“Tiffany”) by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

NOTE 12:
Long-Term Debt and Bank Advances

(i)

Long-Term Debt

	2008	2007
Credit facility (a)	$125,677	$158,140
Harry Winston Inc. credit facilities (b)	174,850	114,782
First mortgage on real property	8,822	7,958
Total long-term debt	309,349	280,880
Less current portion	(54,137)	(95,434)
	$255,212	$185,446

(a)

Credit Facility

The Company’s credit agreement includes two senior secured term facilities and a senior secured revolving facility. The facilities have underlying interest rates, which at the option of the Company are either LIBOR plus a spread of 1.25% to 2.375%, or US Base Rate plus a spread of 0.25% to 1.375%. On May 31, 2007, Harry Winston Diamond Corporation amended its existing credit facility to extend the maturity date to December 15, 2009 from December 15, 2008. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly. The Company is required to comply with certain financial and non-financial covenants. These covenants include consolidated tangible net worth at the Harry Winston Diamond Corporation level, and debt to free cash flow, current assets to current liabilities, mine life protection ratio, historical debt service coverage ratio and annual loan life coverage ratio at the Harry Winston Diamond Mines Ltd. level. Under the facilities, the Company is required to establish a debt reserve account of $25.0 million and an amount equal to the billing delivered by DDMI reflecting estimated operating expenses, maintenance capital expenditures and other capital expenditures of the Diavik Mine for 30 days following each reporting period. The effective interest rate at January 31, 2008 was 4.53%.

Scheduled amortization of the Company’s senior secured term facilities is $12.5 million payable quarterly commencing March 2008 with the remaining balance due in December 2009. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million quarterly, commencing March 2009. As at January 31, 2008, the Company had $76.4 million of senior secured term facilities and had $50.0 million drawn under its senior secured revolving facility. Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

40     Harry Winston Diamond Corporation 2008 Annual Report

(b)

Harry Winston Inc. Credit Facilities

(i)

Harry Winston Inc. and Harry Winston Japan, K.K. amended its $140.0 million secured credit agreement on April 23, 2007 with a syndicated group of banks to increase it to $200.0 million effective April 30, 2007. The credit agreement includes both a revolving line of credit and fixed rate loans. At January 31, 2008, $154.0 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston Inc. and Harry Winston Japan, K.K. The amendment further extends the additional facility of $10.0 million scheduled to expire on April 30, 2007 to March 31, 2008. The amended credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The Harry Winston Inc. and Harry Winston Japan, K.K. credit facility, which expired on March 31, 2008, has no scheduled repayments required before that date.

The credit agreement contains affirmative and negative financial and non-financial covenants, which apply to the retail segment. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures and certain investments. The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston Inc. and inventory of Harry Winston Japan, K.K. The common stock of Harry Winston Inc. and 65% of the common stock of Harry Winston Inc.’s foreign subsidiaries are also pledged to the bank to secure the loan.

The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.25% above LIBOR and 1.00% above the bank’s prime rate, respectively. The effective interest rate at January 31, 2008 was 9.0% for the revolving line of credit loans and 7.46% for the fixed rate loans.

On February 22, 2008 Harry Winston Inc. refinanced its secured credit agreement by entering into a new secured five-year agreement with a consortium of banks, establishing a $250.0 million facility for revolving credit loans. The new facility expires on March 31, 2013. In addition, Harry Winston Inc. may increase the credit facility by an additional $50.0 million to $300.0 million during the term of the facility. There are no scheduled repayments required before maturity. The new credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of Harry Winston Inc.

The new credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the retail segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, leverage ratio and limitations on capital expenditures and certain investments. The credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the retail segment’s business, assets, liabilities, consolidated financial position or consolidated results of operations constitutes default under the agreement.

The retail segment has pledged 100% of Harry Winston Inc.’s common stock and 66 2/3% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory and accounts receivable of Harry Winston Inc. are pledged as collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering security collateral was made.

Loans under the credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 1.50% to 2.25% above LIBOR based upon a pricing grid determined by the fixed charge coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The revolving line of credit loans will bear interest within a range of 0.50% to 0.75% above the bank’s prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

(ii)

Harry Winston S.A. has entered into a 25-year loan agreement to finance the construction of a new watch factory in Geneva, Switzerland for 17.5 million CHF. The watch factory has been pledged to secure the loan. The loan agreement bears interest at 3.55% and matures on January 31, 2033. Under this agreement approximately $16.1 million is outstanding at January 31, 2008. Quarterly payments on the loan are schedule to begin on June 30, 2008.

41     Harry Winston Diamond Corporation 2008 Annual Report

(iii)

On October 31, 2007, Harry Winston Japan, K.K. entered into a secured credit facility for $5.4 million (¥575 million). This credit agreement is secured solely by the inventory of Harry Winston Japan, K.K. This credit facility expires on June 20, 2008, and bears interest at 1.91%. Under this agreement, $5.4 million was outstanding at January 31, 2008, of which $0.7 million was classified as bank advances.

(c)

Required Principal Repayments

2009	$54,137
2010	77,500
2011	5,857
2012	1,236
2013	1,292
Thereafter	169,327
$309,349

(ii)

Bank Advances

The Company operates two other revolving financing facilities. The Company has available $45.0 million (utilization in either US dollars or Euros) and $10.0 million for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V. and its Israeli subsidiary, Harry Winston Diamond (Israel) Limited, respectively. Borrowings under the Belgium facility bear interest at the bank’s base rate plus 1.5% and borrowings under the Israeli facility bear interest at LIBOR plus 1%. At January 31, 2008, $19.9 million was drawn under these two facilities. The Belgium facility has an annual commitment fee of 0.75% per annum. Both facilities are guaranteed by Harry Winston Diamond Corporation.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to $7.0 million (¥750 million). The credit facilities bear interest at 2.13% and 2.38% per annum and expire on June 2, 2008 and June 28, 2010, respectively. Under these agreements, bank advances of $14.0 million were outstanding at January 31, 2008.

NOTE 13:
Income Tax

The future income tax asset of the Company is $41.0 million, of which $18.1 million relates to Harry Winston Inc. Included in the future tax asset is $13.2 million that has been recorded to recognize the benefit of $40.2 million of net operating losses that Harry Winston Inc. has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2021 and 2027.

The future income tax liability of the Company is $370.5 million of which $73.0 million relates to Harry Winston Inc. Harry Winston Inc.’s future income tax liabilities include $57.1 million from the purchase price allocation. The Company’s future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

(a)

The income tax provision consists of the following:

	2008	2007
Current expense	$47,516	$14,763
Future expense	8,578	20,067
	$56,094	$34,830

42     Harry Winston Diamond Corporation 2008 Annual Report

(b)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2008 and 2007 are as follows:

	2008	2007
Future income tax assets:
Net operating loss carryforwards	$23,458	$36,589
Capital assets	1,158	770
Future site restoration costs	13,135	6,948
Other future income tax assets	6,409	5,125
Gross future income tax assets	44,160	49,432
Valuation allowance	(3,197)	(5,095)
Future income tax assets	40,963	44,337
Future income tax liabilities:
Deferred mineral property costs	(56,776)	(78,634)
Capital assets	(160,319)	(102,261)
Retail inventory	(13,781)	(19,530)
Goodwill	(57,718)	(61,460)
Unrealized foreign exchange gains	(3,194)	(871)
Other future income tax liabilities	(78,712)	(70,742)
Future income tax liabilities	(370,500)	(333,498)
Future income tax liability, net	$(329,537)	$(289,161)

(c)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings before income taxes by the statutory tax rate of 34% (2007 – 37%) is a result of the following:

	2008	2007
Expected income tax expense	$55,308	$51,605
Non-deductible (non-taxable) items	9,773	(6,032)
Northwest Territories mining royalty (net of income tax relief)	18,856	12,631
Impact of changes in future corporate income tax rates	(11,697)	(16,949)
Earnings subject to tax different than statutory rate	(5,293)	(7,965)
Benefit on losses recognized through reduction of goodwill	4,362	840
Assessments and adjustments	(11,649)	–
Change in valuation allowance	(2,477)	363
Other	(1,089)	337
Recorded income tax expense	$56,094	$34,830

(d)

The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $23.9 million. Harry Winston Inc. has net operating loss carryforwards for US income tax purposes of $32.2 million and $8.0 million for other foreign jurisdiction tax purposes.

43     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 14:
Future Site Restoration Costs

	2008	2007
At February 1, 2007 and 2006	$17,200	$15,316
Revision of previous estimates	14,897	–
Accretion of provision	883	1,884
At January 31, 2008 and 2007	$32,980	$17,200

The Joint Venture has an obligation under various agreements (note 17) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31,2008 is estimated to be $53.4 million of which approximately $33.1 million is expected to occur at the end of the mine life. The revision of previous estimates in fiscal 2008 reflects anticipated higher costs for fuel, labour and equipment based on a significant escalation in these key operating costs in recent years. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted risk-free interest rate of 5.57%.

NOTE 15:
Share Capital

(a)

Authorized

Unlimited common shares without par value.

(b)

Issued

	Number of shares	Amount
Balance, January 31, 2006	58,133,780	$300,652
Shares issued for:
Exercise of options	226,975	4,513
Balance, January 31, 2007	58,360,755	$305,165
Shares issued for:
Exercise of options	11,336	337
Balance, January 31, 2008	58,372,091	$305,502

(c)

Stock Options

Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant.

44     Harry Winston Diamond Corporation 2008 Annual Report

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $0.2 million for fiscal 2008 (2007 – $2.9 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2008 – $0.1 million; 2007 – $1.6 million).

Changes in share options outstanding are as follows:

			2008			2007
		Weighted average			Weighted average
	Options	exercise price		Options		exercise price
	000s	CDN$	US$	000s	CDN$	US$
Outstanding, beginning of year	1,631	$23.43	$20.63	1,959	$23.34	$20.49
Granted	100	25.52	24.08	–	–	–
Exercised	(11)	27.01	25.48	(227)	14.65	12.90
Expired	(1)	26.45	24.95	(101)	41.39	36.49
	1,719	$23.52	$22.19	1,631	$23.43	$20.63

The following summarizes information about stock options outstanding at January 31, 2008:

		Options outstanding			Options exercisable

		Weighted average
Range of exercise	Number	remaining	Weighted average	Number	Weighted average
prices	outstanding	contractual life	exercise price	exercisable	exercise price
		in years
CDN$	000s		CDN$	000s	CDN$
$9.10–$9.15	268	1.8	$9.15	268	$9.15
10.60–12.45	302	2.9	12.36	302	12.36
17.50–17.50	39	3.8	17.50	39	17.50
23.35–29.25	765	5.3	25.36	665	25.34
36.38–40.00	110	5.9	39.67	105	39.83
41.45–41.95	235	6.4	41.66	177	41.66
	1,719		$23.52	1,556	$22.67

45     Harry Winston Diamond Corporation 2008 Annual Report

(d)

Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2008 and 2007 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions. The Company did not grant any options during fiscal 2007.

	2008	2007
Risk-free interest rate	3.45%	–
Dividend yield	0.00%	–
Volatility factor	39.18%	–
Expected life of the options	3.6 years	–
Average fair value per option, CDN	$ 8.53	$–
Average fair value per option, US	$ 8.50	$–

(e)

RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2006	103,959
Awards during the year (net):
RSU	70,431
Balance, January 31, 2007	174,390
Awards and payouts during the year (net):
RSU awards	21,873
RSU payouts	(52,548)
Balance, January 31, 2008	143,715

DSU	Number of units
Balance, January 31, 2006	41,079
Awards during the year (net):
DSU	18,070
Balance, January 31, 2007	59,149
Awards and payouts during the year (net):
DSU awards	21,626
DSU payouts	(8,577)
Balance, January 31, 2008	72,198

During the fiscal year, the Company granted 21,873 RSUs (net of forfeitures) and 21,626 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

46     Harry Winston Diamond Corporation 2008 Annual Report

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized a recovery of $0.1 million (2007 – expense of $3.1 million) for the twelve months ended January 31, 2008.

NOTE 16:
Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2008	2007
Numerator:
Net earnings for the year	$106,408	$104,269
Denominator (thousands of shares):
Weighted average number of shares outstanding	58,369	58,257
Dilutive effect of employee stock options	530	1,022
	58,899	59,279
Number of anti-dilutive options	–	–

NOTE 17:
Commitments and Guarantees

(a)

Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Harry Winston Diamond Corporation’s share of this funding requirement was $0.2 million for calendar 2008. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Harry Winston Diamond Corporation’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at January 31, 2008 was $61.5 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)

Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

47     Harry Winston Diamond Corporation 2008 Annual Report

(c)

Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Harry Winston Diamond Corporation’s 40% share, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2009	$93,573
2010	95,340
2011	94,255
2012	91,106
2013	91,044
Thereafter	155,976

NOTE 18:
Employee Benefit Plans

	Year ended	Year ended
	January 31,	January 31,
Expense for the year	2008	2007
Defined benefit pension plan - Harry Winston retail segment (a)	$1,213	$61
Defined contribution plan - Harry Winston retail segment (b)	1,063	389
Defined contribution plan - Diavik Mine (b)	833	701
	$3,109	$1,151

(a)

Defined Benefit Pension Plan

The Harry Winston retail segment sponsors three separate defined benefit pension plans covering substantially all of its employees in the United States, Japan and Switzerland. The principal pension plan is the Harry Winston Employee Retirement Plan for Harry Winston Inc. US employees. The benefits for the Harry Winston Inc. plan are based on years of service and the employee’s compensation. In April 2001, Harry Winston Inc. amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston Inc.’s funding policy for the US plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. The other two defined benefit pension plans are sponsored by retail segment subsidiaries Harry Winston Japan, K.K. and Harry Winston S.A., which converted their previous pension plan arrangements into defined benefit plans effective February 1, 2007. Pension liabilities for these two non-US plans are funded in accordance with local laws and regulations.

48     Harry Winston Diamond Corporation 2008 Annual Report

(i)

Information about Harry Winston Inc.’s US defined benefit plan is as follows:

	2008	2007
Accrued benefit obligation:
Balance, beginning of year	$11,784	$11,835
Interest cost	627	623
Actuarial loss	(373)	410
Effects of changes in assumptions	–	(278)
Benefits paid	(742)	(806)
Balance, end of year	11,296	11,784
Plan assets:
Fair value, beginning of year	10,574	9,594
Actual return on plan assets	397	1,203
Employer contributions	155	583
Benefits paid	(742)	(806)
Fair value, end of year	10,384	10,574
Funded status – plan deficit (included in accrued liabilities)	$(912)	$(1,210)

US plan assets represented approximately 63% of total Harry Winston retail segment plan assets at January 31, 2008. The unfunded status of the retail segment plans are comprised of $0.9 million attributed to the US-based Harry Winston Inc. plan, as reported in the table above, and $0.8 million attributed to the Harry Winston Japan, K.K. plan. The Harry Winston Japan, K.K. plan is non-funded with a benefit obligation of $0.8 million. The Harry Winston S.A. plan was fully funded at January 31, 2008 with a benefit obligation of $6.0 million offset by plan assets of the same amount.

The following table provides the components of the net periodic pension costs for the three plans for the years ended January 31.

	2008	2007
Service cost	$(1,357)	$–
Interest cost	(808)	(623)
Expected return on plan assets	952	705
Net actuarial loss	–	(103)
Total	(1,213)	(21)

(ii)

Plan assets

The asset allocation of Harry Winston Inc.’s US pension benefits at January 31, 2008 were as follows:

	2008	2007
Asset category:
Cash equivalents	2%	3%
Equity securities	72%	72%
Fixed income securities	24%	22%
Other	2%	3%
Total	100%	100%

49     Harry Winston Diamond Corporation 2008 Annual Report

(iii)

The significant assumptions used for Harry Winston Inc.’s US plan is as follows:

	2008	2007
Accrued benefit obligation:
Discount rate	6.24%	5.75%
Expected long-term rate of return	7.50%	7.50%
Benefit costs for the year:
Discount rate	5.75%	5.50%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	0.00%	0.00%

Harry Winston Inc’s overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments. Harry Winston S.A’s overall expected long-term rate of return on assets is 3.25%. Long-term rate of return for Harry Winston Japan, K.K. plan assets is not applicable due to the unfunded status of the plan.

The weighted average assumptions used to determine the benefit obligations for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2008 are a discount rate and expected long-term rate of return of 2.00% and 0.00% and 3.00% and 3.25%, respectively.

The weighted average assumptions used to determine the benefit costs for Harry Winston Japan, K.K. and Harry Winston S.A. at January 31, 2008 are a discount rate, expected long-term rate of return and a rate of compensation increase of 2.00%, 0.00% and 4.60% and 3.00%, 3.25% and 1.00%, respectively.

(iv)

Harry Winston retail segment expects to contribute $0.9 million to its pension plan in calendar 2008

Benefits of $1.3 million are expected to be paid by the retail segment in each calendar year from 2009 to 2012. The aggregate benefits expected to be paid in the five calendar years from 2013 to 2017 are $6.4 million. The expected benefits are based on the same assumptions used to measure the retail segment’s benefit obligation at January 31, 2008.

(b)

Defined Contribution Plan

Harry Winston Inc. has a defined contribution 401(k) plan covering substantially all employees in the United States. In the previous year, the Company provided employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee’s salary. For the fiscal year ended January 31, 2008, the Company elected to increase the employer-matching contribution to 100% of the first 6% of the employee’s salary. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

50     Harry Winston Diamond Corporation 2008 Annual Report

(c)

Deferred Compensation Plan

On January 28, 2005, the Board of Directors of Harry Winston Inc. approved an Equity Participation Plan (the “Plan”) for certain executives of Harry Winston Inc. The Plan involves “Phantom Stock” awards, as defined in the executives’ employment agreements, which are payable in cash. These awards are split into a 40% time-vested award and a 60% cliff-vested award. The value of the award for each executive is calculated as a percentage of return on investment, as defined in the agreements as the excess of the fair value of Harry Winston Inc. at the date of calculation, over the fair value of Harry Winston Inc. at April 2, 2004, adjusted for certain items as defined in the agreements. The 40% time-vested award vests on the six annual anniversaries of each executive’s designated start date and over the six-year period, the vesting percentages are 0%, 0%, 10%, 10%, 10% and 10%, respectively. The 60% cliff-vested award vests in full on the date that Harry Winston Diamond Corporation becomes the acquirer of 100% of the common stock of Harry Winston Inc. The executives must remain employed by Harry Winston Inc. through the vesting dates in order for the awards to vest. Both awards would vest immediately upon the date of any future change in control as defined in the employment agreements. On September 29, 2006, Harry Winston Diamond Corporation acquired 100% of the common stock of Harry Winston Inc. As a result, the cliff-vested award has vested. At January 31, 2008 and 2007, Harry Winston Inc. has recorded a liability of $6.3 million and $7.2 million, respectively, relating to the Plan.

At January 21, 2008 and 2007, Harry Winston Inc. has recorded a liability of $5.8 million and $4.8 million, respectively, in connection with a deferred compensation plan for a key executive. According to the terms of this plan, the executive is entitled to deferred compensation of $5.0 million, which vests in equal installments on the first through the third anniversaries of the executive’s first day of employment with Harry Winston Inc. On each vesting date, the vested portion of the deferred compensation will be paid to the executive unless the executive provides Harry Winston Inc. with prior written notice to defer receipt of all or a portion of the vested portion of the deferred compensation. All such vested amounts deferred at the request of the executive will be distributed to the executive upon the executive’s termination of employment with Harry Winston Inc. The deferred compensation bears interest at LIBOR.

NOTE 19:
Related Parties

Transactions with related parties for the twelve months ended January 31, 2008 include $1.8 million payable of rent (2007 – $1.8 million) relating to the New York salon, payable to a Harry Winston Inc. employee.

NOTE 20:
Insurance Settlement

During the third quarter of fiscal 2008, approximately $23.2 million in Company-owned retail inventory at cost was stolen during a robbery at the Harry Winston Paris salon. The Company was fully insured against the loss, and recognized a pre-tax gain of $13.5 million in the fourth quarter on settlement of the insurance claim.

NOTE 21:
Subsequent Events

On March 14, 2008, the Company completed a common share private placement. The non-brokered private placement sold 3 million common shares at CDN $25 per share. No fees or commissions were payable on this transaction which generated net proceeds of CDN $75.0 million. This transaction diluted the Company’s issued and outstanding shares by 5%.

On February 22, 2008, Harry Winston Inc. entered into a credit agreement with a syndicate of banks for $250.0 million, five-year revolving credit facility. No scheduled repayments are required before the maturity date.

51     Harry Winston Diamond Corporation 2008 Annual Report

NOTE 22:
Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2008.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the twelve months ended January 31, 2008	Mining	Retail	Total
Revenue
Canada	$413,772	$–	$413,772
United States	–	112,453	112,453
Europe	–	81,429	81,429
Asia	–	71,653	71,653
Cost of sales	169,680	141,507	311,187
Gross margin	244,092	124,028	368,120
Gross margin (%)	59.0%	46.7%	54.2%

Selling, general and administrative expenses	23,359	127,086	150,445
Earnings (loss) from operations	220,733	(3,058)	217,675
Interest and financing expenses	(14,940)	(12,918)	(27,858)
Other income	2,326	432	2,758
Insurance settlement	–	13,488	13,488
Foreign exchange gain (loss)	(45,042)	1,651	(43,391)
Segmented earnings (loss) before income taxes	$163,077	$(405)	$162,672
Segmented assets as at January 31, 2008
Canada	$856,841	$–	$856,841
United States	–	459,525	459,525
Other foreign countries	22,466	155,116	177,582
	$879,307	$614,641	$1,493,948
Goodwill as at January 31, 2008	$–	$93,780	$93,780
Capital expenditures	$163,312	$38,533	$201,845
Other significant non-cash items:
Income tax expense (recovery)	$13,874	$(5,296)	$8,578
Amortization and accretion	$71,840	$9,334	$81,174

52     Harry Winston Diamond Corporation 2008 Annual Report

For the twelve months ended January 31, 2007	Mining	Retail	Total
Revenue
Canada	$332,573	$–	$332,573
United States	–	97,989	97,989
Europe	–	75,092	75,092
Asia	–	53,139	53,139
Cost of sales	166,879	118,619	285,498
Gross margin	165,694	107,601	273,295
Gross margin (%)	49.8%	47.6%	48.9%
Selling, general and administrative expenses	21,222	105,314	126,536
Earnings from operations	144,472	2,287	146,759
Interest and financing expenses	(13,008)	(8,142)	(21,150)
Other income (expense)	5,323	(242)	5,081
Foreign exchange gain (loss)	9,775	(991)	8,784
Segmented earnings (loss) before income taxes	$146,562	$(7,088)	$139,474
Segmented assets as at January 31, 2007
Canada	$731,194	$–	$731,194
United States	–	451,934	451,934
Other foreign countries	14,775	90,011	104,786
	$745,969	$541,945	$1,287,914
Goodwill as at January 31, 2007	$–	$98,142	$98,142
Capital expenditures	$100,325	$19,579	$119,904
Other significant non-cash items:
Income tax expense (recovery)	$22,972	$(2,905)	$20,067
Amortization and accretion	$62,553	$6,175	$68,728

Sales to one customer in the mining segment totalled $28.4 million (2007 – $29.0 million) for the twelve months ended January 31, 2008.

53     Harry Winston Diamond Corporation 2008 Annual Report

Diavik Diamond Mine Mineral Reserve
and Mineral Resource Statement
as of December 31, 2007

Proven and Probable Reserves

	Proven			Probable			Proven and Probable
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
	of	per	of	of	per	of	of	per	of
Open pit and underground mining	tonnes	tonne	carats	tonnes	tonne	carats	tonnes	tonne	carats
A-154 South
Open Pit	1.2	5.8	7.1	0.7	7.3	5.0	1.9	6.3	12.2
Underground	–	–	–	3.0	4.9	14.8	3.0	4.9	14.8
Total A-154 South	1.2	5.8	7.1	3.7	5.4	19.8	4.9	5.5	27.0
A-154 North
Open Pit	0.1	3.3	0.3	–	–	–	0.1	3.3	0.3
Underground	2.8	2.3	6.3	5.9	2.2	12.7	8.7	2.2	19.0
Total A-154 North	2.9	2.3	6.6	5.9	2.2	12.7	8.7	2.2	19.3
A-418
Open Pit	4.3	3.4	14.6	–	–	–	4.3	3.4	14.6
Underground	0.5	4.2	2.1	3.5	4.1	14.2	3.9	4.1	16.3
Total A-418	4.8	3.4	16.6	3.5	4.1	14.2	8.3	3.7	30.9
Total
Open Pit	5.7	3.9	22.0	0.7	7.3	5.0	6.3	4.3	27.0
Underground	3.3	2.5	8.4	12.3	3.4	41.7	15.6	3.2	50.1
Total Reserves	9.0	3.4	30.3	13.0	3.6	46.7	21.9	3.5	77.1

Note: Totals may not add up due to rounding.

Additional Indicated and Inferred Resources

	Measured Resources			Indicated Resources			Inferred Resources
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
	of	per	of	of	per	of	of	per	of
Kimberlite pipe	tonnes	tonne	carats	tonnes	tonne	carats	tonnes	tonne	carats
A-154 South	–	–	–	–	–	–	0.6	4.3	2.5
A-154 North	–	–	–	–	–	–	1.7	2.6	4.4
A-418	–	–	–	–	–	–	0.6	4.5	2.7
A-21	–	–	–	4.1	3.1	12.7	0.7	2.8	1.9
Total	–	–	–	4.1	3.1	12.7	3.6	3.2	11.5

Note: Totals may not add up due to rounding.

The above mineral reserve and mineral resource statement was prepared by Diavik Diamond Mines Inc., operator of the Diavik Mine, under the supervision of Calvin Yip, P.Eng., Manager, Strategic Planning of Diavik Diamond Mines Inc., a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

For further details and information concerning Harry Winston Diamond Corporation’s Mineral Reserves and Resources, readers should reference Harry Winston Diamond Corporation’s Annual Information Form available through www.sedar.com and http://investor.harrywinston.com.

54     Harry Winston Diamond Corporation 2008 Annual Report